KENMAR GLOBAL TRUST JANUARY 2005 SUMMARY

Kenmar Global Trust (KGT) ended the month of January down -7.42%. The fund suffered lost primarily in currencies, stock indices, and energies. The Net Asset Value per unit of KGT was $100.02 as of January 31, 2004.

                 January 1 2005       February 1 2005
                 --------------       ---------------
Graham                 34%                  33%
Grinham                28%                  29%
Transtrend             38%                  38%

The major US equity indices fell during January, as a month-end rally could not offset heavy selling across multiple industries earlier in the month. At one point, major US equity indices gave back nearly half of 2004's gains. The Nasdaq and S&P 500 indices returned -5.2% and -2.4% respectively while the Dow Jones Industrial Average fell -2.7%. Japan's equity market posted its first negative month since October, netting a small loss of -0.9% (in yen terms) as measured by Japan's Nikkei 225 Index. European stock indices fared better than the US as France's CAC Index performed nicely, gaining +2.4% for the month. The UK's FTSE 100 Index posted a marginal gain of +0.8% while Germany's DAX Index was flat on the month.

The primary pattern of a flattening US yield curve that existed in 2004 persisted through the month of January. The yield on the benchmark 10-year note continued to show an inability to rise, despite the ongoing policy of Fed rate increases, and the probability that they are not finished raising rates. Economic activity seemed to slow somewhat in January, which added to market sentiment. Inflation, as reflected in both the CPI and PPI, appears still subdued, although indications of declining productivity and some renewed pricing power have raised concerns.

The US dollar halted its precipitous slide against the euro in January but the jury remains out as to whether this is a trend change or merely a consolidation and overdue correction. From a historical perspective, it might be noted that the greenback has frequently experienced retracement patterns in January after having big moves in December, so the recent recovery should not be a major surprise. The US current account deficit, at approximately 5.6% of GDP, persists as a major concern and will remain a key fundamental influence. The British Pound was little changed with some talk of a possible rate hike from the Bank of England, although no move is anticipated in the near term. The Yen lost only 0.5% with some positive Japanese economic data lending support. The Canadian and Australian Dollars were modestly lower against the US dollar, following strong runs last year, with lower industrial metals prices a negative for these two commodity-influenced currencies.

After a weak December, petroleum markets resumed their uptrend in January, with crude oil and heating oil both gaining about 10%, while unleaded gasoline rallied in excess of 16%, as refiners initiated the seasonal transition from heating oil to gasoline. The complex also benefited from concerns leading up to the January 30 Iraq elections and a seemingly endless pattern of violence in the region. Additionally, speculation that OPEC might cut its official, 27 million barrel production quota, lent support. Gold was on the defensive for most of January and the rally in the US Dollar was the reason. After closing out 2004 just shy of $440, gold traded below $420 before recovering some ground to end the month to $424. Silver prices declined modestly in line with gold but to a somewhat lesser degree. The industrial side of this metal continues to show a strong demand pattern and near term supplies have been tight. While silver tends to follow the general direction of gold, it is not directly influenced by currency movements, allowing the metal to focus on its industrial characteristics. At months end, silver was barely changed from December levels. As a group, base metals had an easier tone in January, with most of the weakness developing during the second half of the month. The exception was zinc, which advanced about 3% for the period.

Sincerely,

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President

Preferred Investment Solutions Corp.,
formerly known as Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING JANUARY 31, 2005

DEAR INTEREST HOLDER:

ENCLOSED IS THE REPORT FOR THE PERIOD OF JANUARY 31, 2005 FOR KENMAR GLOBAL TRUST. THE NET ASSET VALUE OF AN INTEREST AS OF JANUARY 31, 2005 WAS $100.02, A DECREASE OF -7.42% FROM THE DECEMBER 31, 2004 VALUE OF $108.04. THE CALENDAR YEAR-TO-DATE RETURN FOR KENMAR GLOBAL TRUST WAS A DECREASE OF -7.42% AS OF JANUARY 31, 2005.

                           STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)

Realized Trading Gain/(Loss)                                   ($  668,520.65)
Change in Unrealized Gain/(Loss)                               ($  801,397.04)
Gain/(Loss) on Other Investments                               ($   28,914.45)
Brokerage Commission                                           ($   85,282.66)
                                                               --------------
Total Trading Income                                           ($1,584,114.80)

EXPENSES

Audit Fees                                                     $     4,000.00
Administrative and Legal Fees                                  $     8,207.42

Management Fees                                                $   103,389.00
Offering Fees                                                  $    12,325.00
Incentive Fees                                                 $         0.00
Other Expenses                                                 $         0.00
                                                               --------------
Total Expenses                                                 $   127,921.42

INTEREST INCOME                                                $    31,550.07

NET INCOME(LOSS) FROM THE PERIOD                               ($1,680,486.15)
                                                               ==============

                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                 $22,640,598.89
Addition                               $15,000.00
Withdrawal                           ($231,617.89)
Net Income/(Loss)                  ($1,680,486.15)
                                   --------------
Month End                          $20,743,494.84

Month End NAV Per Unit                    $100.02

Monthly Rate of Return                      -7.42%
Year to Date Rate of Return                 -7.42%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

                    To the best of our knowledge and belief,
                 the information above is accurate and complete:


  /s/ Kenneth A. Shewer                                   /s/ Marc S. Goodman
---------------------------                           --------------------------
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

            Preferred Investment Solutions Corp., Managing Owner of
                              Kenmar Global Trust